UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2026
Commission File Number: 001-41995
Logistic Properties of the Americas
(Exact name of registrant as specified in its charter)

1395 Brickell Avenue
Suite 800
Miami, Florida 33131
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE
The Annual General Meeting (the “AGM”) of Logistic Properties of the Americas (the “Company”) was held virtually at 9:00 AM (Eastern Standard Time) on September 16, 2026 from the Company's offices at 1395 Brickell Avenue, Suite 800, Miami, Florida 33131. The Company hereby furnishes the following results of the AGM.
This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File No. 333-282421) and Form F-3 (File No. 333-286813), and shall be deemed to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

RESULTS OF THE ANNUAL GENERAL MEETING
The 2026 Annual General Meeting of Shareholders of Logistic Properties of the Americas was held virtually on September 16, 2026. The total outstanding voting securities eligible to vote as of the record date were 31,698,635 Ordinary Shares, of which 22,397,270 Ordinary Shares constituting approximately 70.65% of such outstanding Ordinary Shares were voted. The shareholders were asked to take the following actions:
1.To re-elect directors Mauricio Salgar and Francoise Lavertu, and elect Pablo Ottado, each as Class II directors of the Company for a three-year term and until their respective successors have been elected and qualified.
2.To ratify the appointment of Deloitte & Touche, S.A. as auditor of the Company for 2026.
3.To approve a general resolution authorizing the Company’s CEO, CFO and COO to effect the foregoing resolutions.
PROPOSAL 1
ELECTION OF CLASS II DIRECTORS
The results of the vote were as follows:
Number of Votes (1 vote per share)

Name	For	Against	Abstain	Broker Non-Votes
Mauricio Salgar	22,076,885	320,280	105	0
Francoise Lavertu	22,072,524	324,635	111	0
Pablo Ottado	22,078,147	319,012	111	0

PROPOSAL 2
RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE S.A. AS THE AUDITOR OF THE COMPANY FOR 2026
The results of the vote were as follows:
Number of Votes (1 vote per share)

In Favor	Against	Abstain	Broker Non-Votes
22,396,790	351	129	0
PROPOSAL 3
APPROVAL OF THE GENERAL RESOLUTION
The results of the vote were as follows:
Number of Votes (1 vote per share)

In Favor	Against	Abstain	Broker Non-Votes
22,076,109	315,225	5,936	0

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Logistic Properties of the Americas
Dated: September 16, 2026

	By:	/s/ Esteban Saldarriaga
	Name:	Esteban Saldarriaga
	Title:	Chief Executive Officer